Exhibit 99.1

[Copy of Notice of 2026 Annual General Meeting of Shareholders, as first published on August 13, 2026]

NANO-X IMAGING LTD

The Ofer Tech Park, 94 Shlomo Shmeltzer Road
Petach Tikva, Israel 4970602

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 17, 2026

Dear Shareholders:

We cordially invite you to attend the 2026 annual general meeting of shareholders of Nano-X Imaging Ltd (“we”, “us”, “Nanox”, “our company”, or the “Company”) to be held at the Company’s offices at The Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602, on September 17, 2026, at 3.00 p.m. Israel time (8.00 a.m. ET) (the “Meeting”).

The Meeting is convened for the following purposes:

1.	To re-elect each of Dan Suesskind and Michael Jackman as a Class III director, to serve on the Company’s board of directors (the “Board”) for a three-year term, until the Company’s annual general meeting of shareholders in 2029, and until his successor is duly elected and qualified.

2.	Approval of an amendment to our amended and restated articles of association that will increase the authorized share capital of the Company by NIS 500,000 (that is, by 50,000,000 ordinary shares, par value NIS 0.01 per share) such that the total authorized share capital of the Company will be NIS 1,500,000, comprised of 150,000,000 ordinary shares, par value NIS 0.01 per share.

3.	Approval of two equity grants to Mr. Erez Meltzer in his capacity as the Chief Executive Officer of the Company.

4.	Approval of the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2026, and for such additional period until our next annual general meeting.

In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2025.

Shareholders of record at the close of business on Tuesday, August 18, 2026 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date.

If you are a shareholder of record, you can vote via the Internet, by mailing in your proxy card, or by attending the Meeting and voting in person. Your electronic vote or physical proxy card must be received by Broadridge Financial Solutions, Inc. (“Broadridge”) (in the case of a physical proxy card, at the address Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) on or before 11:59 p.m. ET on September 16, 2026 to be counted towards the vote tallies for the Meeting. If you vote in advance of the Meeting and then attend the Meeting, you can revoke your proxy and vote your shares in person. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) as of the close of business on the Record Date, or if your name appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your ordinary shares in “street name” and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that is the record holder of your shares giving you the right to vote the shares at the Meeting.

Our Board of Directors recommends that you vote “FOR” the election of each of the above-named director nominees and “FOR” each of the other proposals, which are described in the Proxy Statement.

The presence, in person or by proxy, of at least two shareholders holding at least twenty-five percent (25%) of the outstanding voting rights in our Company will constitute a quorum at the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Tuesday, September 22, 2026, at the same time and place, or to such other time and place as will be announced by the Company at the time of the adjournment. At the reconvened Meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve each of the proposals.

The last date for submission of a request to include a proposal at the Meeting in accordance with Section 66(b) of the Companies Law is Thursday, August 20, 2026, which can be effected by delivering a notice to the Company’s offices located at The Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602.

This notice, together with the proxy statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card or voting instruction form, will be mailed or delivered electronically to our shareholders of record. We will mail to our beneficial owners this notice, together with an accompanying proxy statement, and will post our proxy materials on the “Investor Relations” section of our corporate website (www.nanox.vision). Shareholders may also review the full version of the proxy statement, as well as the accompanying proxy card or voting instruction form, at www.proxyvote.com or via the website of the U.S. Securities and Exchange Commission at www.sec.gov, as well as in person at the Company’s offices upon prior notice and during regular business hours (telephone number: +972 3-735-9202) until the date of the Meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD OR VOTING INSTRUCTION FORM AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON YOUR PROXY CARD OR VOTING INSTRUCTION FORM. YOU CAN LATER REVOKE YOUR PROXY OR VOTING INSTRUCTIONS, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR BROADRIDGE NO LATER THAN WEDNESDAY, SEPTEMBER 16, 2026 AT 11:59 P.M. ET. DETAILED VOTING INSTRUCTIONS ARE PROVIDED BOTH IN THE PROXY STATEMENT AND ON THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM.

By Order of the Board of Directors,

Erez Meltzer
Acting Chairman of the Board of Directors

August 13, 2026

2

NANO-X IMAGING LTD
The Ofer Tech Park, 94 Shlomo Shmeltzer Road
Petach Tikva, Israel 4970602

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 17, 2026

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 par value, of Nano-X Imaging Ltd (“we,” “us,” “our Company” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 3:00 p.m. Israel time (8:00 a.m. ET) on September 17, 2026 at the Company’s offices at The Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel.

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Overview of Annual General Meeting

Proposals

At the Meeting, shareholders of the Company will be asked to consider and vote upon the following:

(1) the re-election of each of Dan Suesskind and Michael Jackman as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2029, and until their respective successors are duly elected and qualified;

(2) the approval of an amendment to our amended and restated articles of association to increase the authorized share capital of the Company by NIS 500,000, consisting of 50,000,000 ordinary shares, par value NIS 0.01 per share, such that the total authorized share capital will be NIS 1,500,000, consisting of 150,000,000 ordinary shares;

(3) the approval of two equity grants to Mr. Erez Meltzer in his capacity as Chief Executive Officer of the Company; and

(4) the approval of the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accountants for the fiscal year ending December 31, 2026 and for such additional period until our next annual general meeting.

In addition to the foregoing formal proposals, at the Meeting, representatives of our management will be available to review and discuss our financial statements for the year ended December 31, 2025.

We are not aware of any additional matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their judgment and recommendation of the Company’s board of directors (the “Board of Directors” or “Board”).

Recommendation of the Board of Directors

Our Board of Directors recommends that you vote “FOR” the election of each of the director nominees named above and each of the other proposals, which are described in this Proxy Statement.

Shareholders Entitled to Vote

You are entitled to vote in person or by proxy at the Meeting if you are a holder of record of our ordinary shares as of the close of business on Tuesday, August 18, 2026. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Tuesday, August 18, 2026, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.” As of the most recent practicable date prior to the record date (Monday, August 17, 2026), we had 78,588,638 ordinary shares issued and outstanding.

How You Can Vote

●	Voting in Person. If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Inc., you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. If you vote by Internet or smartphone or tablet or by mailing your proxy, there is no need to vote again at the Meeting unless you wish to revoke and change your vote.

●	Voting by mailing your proxy. If you are a shareholder of record, these proxy materials are being sent directly to you. You may submit your proxy by completing, signing, and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope. If your ordinary shares are held in “street name” and you have received printed copies of these proxy materials, please follow the voting instructions provided to you by your broker, trustee or nominee. Proxies must be received by Broadridge Financial Solutions, Inc. (at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) or at our registered office in Israel no later than September 16, 2026 at 11:59 p.m., ET.

●	Voting by Internet or mobile. If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. You may also access Internet voting via your smartphone or tablet by scanning the QR image that appears on your proxy card. If you hold shares in “street name,” you may vote those shares by accessing the Internet website address specified under the heading “Notice of Internet Availability of Proxy Materials” or in the instructions provided by your broker, bank, trustee or nominee. Submitting an Internet or mobile proxy will not affect your right to vote at the Meeting should you decide to attend the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering to us a written notice of revocation, by granting a new proxy bearing a later date or by voting again via the Internet or your smartphone or tablet, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Solicitation of Proxies

All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Where You Can Find More Information

Copies of the proxy card, the accompanying notice of the Meeting, and this Proxy Statement are available at the SEC’s website at www.sec.gov and at the “Investors” section of our website, https://investors.nanox.vision/financials/sec-filings. The contents of that website are not a part of this Proxy Statement. In addition, shareholders of record who wish to receive by mail copies of the proxy materials, may contact the Company directly at The Ofer Tech Park, 94 Shlomo Shmeltzer Road Petach Tikva, Israel, Attention Marina Gofman Feler, Chief Legal Officer (telephone number: +972-3-735-9202).

Quorum

The presence, in person or by proxy, of at least two shareholders holding at least twenty-five percent (25%) of the voting rights in our Company as of the record date for the Meeting (August 18, 2026), will constitute a quorum at the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will stand adjourned to Tuesday, September 22, 2026, at the same time and place. At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on each matter (excluding abstentions and broker non-votes), is required to approve each of Proposals 1, 2, 3 and 4.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, and will have no effect on the vote. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

BOARD PRACTICES, CORPORATE GOVERNANCE AND COMPENSATION OF CERTAIN
EXECUTIVE OFFICERS AND DIRECTORS

Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the SEC on April 30, 2026 (the “2025 Annual Report”), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2025. Item 6.C (“Board Practices”) of the 2025 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our Annual Report, which we incorporate by reference herein, which can be viewed at the following website:

https://www.sec.gov/ix?doc=/Archives/edgar/data/1795251/000121390026050191/ea0282652-20f_nanox.htm

PROPOSAL 1
RE-ELECTION OF CLASS III DIRECTORS

Background

The Company’s Articles of Association provide that the number of directors shall be not less than 5 and not more than 10. There are currently six members on the Company’s Board of Directors. The Company’s Board of Directors is classified into three classes of directors with staggered three-year terms as follows:

Name	Age	Position
		Class I Directors Serving until 2027 Annual General Meeting
Erez Meltzer	68	Chief Executive Officer and Acting Chairman of the Board of Directors
Nehama Ronen	64	Independent Director
		Class II Directors Serving until 2028 Annual General Meeting
Erez Alroy	63	Independent Director
Noga Kainan	71	Independent Director
		Class III Directors Standing for Re-election at the 2026 Annual General Meeting
Dan Suesskind	82	Independent Director
Michael Jackman	67	Independent Director

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election. Each director holds office until the third annual general meeting of our shareholders and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law or unless removed from office as described below.

At the Meeting, the term of the Class III directors, namely, Dan Suesskind and Michael Jackman, will expire and successor Class III directors shall be elected at the Meeting. Accordingly, our Board of Directors has nominated each of Dan Suesskind and Michael Jackman for re-election to our Board of Directors as Class III directors for an additional three-year term to expire at the 2029 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified or until their respective office is vacated in accordance with our Articles of Association and the Companies Law.

In addition, Dan Suesskind and Michael Jackman, who are standing for re-election at the Meeting, and each of our directors Nehama Ronen, Erez Alroy and Noga Kainan qualify as independent directors under the Nasdaq Listing Rules. Subject to shareholder approval of the election of the above-named Class III director nominees, our Board of Directors will consist of six members, five of whom satisfy the independence requirements of the Nasdaq Listing Rules.

In accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and that he or she possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our company, taking into consideration our company’s size and special needs.

We are unaware of any reason why either of the nominees, if re-elected, should be unable to serve as a director. Each nominee listed below has advised the Board of Directors of the Company that he intends to serve as a director if re-elected.

Nominees for Director

The following information concerning the director nominees is based on the records of the Company and information furnished to the Company by the nominees:

Dan Suesskind has served as a member of our Board of Directors since February 2021. Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. (“Teva”) from 1977 to 2008 and as a director of Teva for several periods of time until 2018. Mr. Suesskind is currently a director of Nextar Chempharma Solutions Ltd., Sanotize Research and Development Corp., Imed Infinity Medical Limited Partnership (TASE: IMED) and The Jerusalem Foundation. Mr. Suesskind previously served as a director of the following companies: Israel Corporation Ltd., Redhill Biopharma Ltd., Syneron Medical Ltd., Migdal Ltd., Ness Technologies Inc., the First International Bank of Israel, First International Selective Investment — Portfolio Management Company Ltd., LanOptics Ltd., ESC Medical Systems and the Hadassah Medical Center in Jerusalem. Mr. Suesskind’s public activities include membership in the Investment Committee of the Israeli Academy of Sciences and Humanities, Ben Gurion University and the Jerusalem Foundation. Mr. Suesskind is a member of the Board of Trustees of the Hebrew University of Jerusalem and of the Board of Trustees of the Ben Gurion University. Mr. Suesskind has a bachelor’s degree in economics and political science from the Hebrew University of Jerusalem and an M.B.A. degree from the University of Massachusetts. The Board believes that Mr. Suesskind is qualified to serve as a director based on his extensive senior financial leadership at a major global pharmaceutical company, his significant experience serving on the boards of directors of public companies in the healthcare, medical device and technology sectors, and the depth of financial, strategic and governance expertise he brings to the oversight of the Company’s operations and growth as a medical imaging technology company.

Michael Jackman has served as a member of our Board of Directors since June 2024. Mr. Jackman currently serves as the CEO of 3DR Labs, a company that focuses on delivering AI and tech-enabled solutions and services to imaging departments and health systems. Prior to that, Mr. Jackman served as the chief operating officer of the Leidos (LDOS) health group from 2020 to 2024, overseeing the day-to-day operations of the Leidos Health Group to deliver a range of healthcare solutions and services. Prior to that, Mr. Jackman was the chief executive officer of Mach7 Technologies, from 2017 to 2019, a company which focused on modernizing enterprise imaging. In addition, Mr. Jackman was a senior executive at GE Healthcare from 2011 to 2017, serving as the Americas Region CEO for Healthcare Digital (HCIT) and as the General Manager for Enterprise Imaging and care delivery solutions. Prior to 2011, Mr. Jackman held leadership roles for Carestream Health (President HCIT), iSOFT Health Group (EVP Operations), and Eastman Kodak (CTO of Healthcare division) and lastly at IBM, where he started his career in hardware and software and held several leadership positions. Mr. Jackman holds a BSEE in Electrical Engineering from University of Rhode Island, and an MBA in Business Administration from Nova University. The Board believes that Mr. Jackman is qualified to serve as a director based on his extensive executive leadership experience in the healthcare imaging and health information technology industries, including senior operational and general management roles at leading global healthcare technology companies, and his deep understanding of enterprise imaging solutions, AI-enabled healthcare platforms and the commercial dynamics of the medical imaging market in which the Company operates.

The following information concerning the other, continuing directors of the Company (who are not subject to re-election at the Meeting) is based on the records of the Company and information furnished to the Company by the directors:

Erez Alroy has served as a member of our Board of Directors since June 2022. Mr. Alroy was part of the founders of SHL Telemedicine (SIX: SHLTN) and for more than 20 years served in various positions in the SHL Telemedicine group, including 15 years as its Chief Executive Officer. From 2014 and until 2020, Mr. Alroy was a major shareholder and the chairman of Migvan Engineering and Technology. Mr. Alroy previously served in various board positions, including SHL Telemedicine Ltd. and Merhavia Holdings and Investments Ltd. (TASE), an investment firm that invests mainly in life science and healthcare companies. Mr. Alroy is also a director of Ayelet, the National Federation of Non-Olympic Sport. Mr. Alroy holds an MBA degree from the Hebrew University of Jerusalem.

Noga Kainan has served as a member of our Board of Directors since February 2021. Ms. Kainan established in 2008 the forum for owners, chairpersons and CEOs of the leading companies in the Israeli economy. Ms. Kainan also serves as chairperson of the CFO Forum, which brings together the CFOs of the leading companies in the economy, since she established it in 1997. Ms. Kainan’s public activities include membership in committees in the Israeli Prime Minister’s Office, member in the Board of Directors of Bar Ilan University as well as chairperson in DIVE, an AI startup for the psychological caregiving, and member of the board of an NGO for IDF soldiers’ welfare. Ms. Kainan served as a director of the following companies traded on the Tel Aviv Stock Exchange: Bizportal Ltd., Poalim I.B.I - Managing & Underwriting Ltd. and Analyst Provident Funds Ltd. Ms. Kainan also served as director at Oil Refineries Ltd. before the company was listed on the Tel Aviv Stock Exchange. Ms. Kainan serves as director of a number of private companies. Ms. Kainan served as a representative at the International Association of Financial Executives Institutes (IAFEI). Ms. Kainan co-authored the book “Israel - Island of success,” published in Hebrew, English and Korean. Ms. Kainan has a bachelor’s degree in art and literature from Haifa University and an MBA degree from Tel Aviv University.

Nehama Ronen has served as a member of our Board of Directors since December 2023. Prior to that Ms. Ronen served as the Director General of the Israeli Ministry of Environmental Protection (during the years 1996-1999) and as a member of the Israeli Knesset (during the years 2001-2003). Since 2004, Ms. Ronen has served as the Chairperson of Maman Cargo Terminals & Handling Ltd., Israel’s largest and leading logistic company. From 2005-2019, Ms. Ronen served as Executive Chairperson of ELA Recycling Corporations. Ms. Ronen has served on the board of directors of Tamar Petroleum Ltd. (established to sell the Tamar Gas Reservoir) since 2017, of Dan Public Transportation since 2020 and of Trendlines Group (which invests in innovations in agrifood technologies and MedTech) since 2022. Previously, Ms. Ronen served as a director on the board of directors of Bank Hapoalim (during the years 2010-2015), SHL Telemedicine (during the years 2007-2016) Trucknet Enterprise Ltd. (during the years 2022-2023). Ms. Ronen also previously served as a member of the board of directors of Oil Refineries Ltd., where she also served as the chairperson of its environmental committee and a member of its audit and corporate governance committees (during the years 2008-2011). Ms. Ronen’s civic activities include participating in a number of advisory boards of major Israeli academic institutions. Ms. Ronen holds a B.A. degree in Education and History from Tel Aviv University and Beit Berl Collage and an M.A. degree in Public Management from Haifa University.

Erez Meltzer has served as a member of our Board of Directors since December 2019, in January 2022, assumed the role of our Chief Executive Officer, and in June 2024 assumed the role of our Acting Chairman. Mr. Meltzer served as the Executive Chairman of the board of directors of Hadassah Medical and University Center from 2014 to 2020. Since 2008, Mr. Meltzer has served as a teaching professor at the Tel Aviv Faculty of Medicine in the area of crisis management. Mr. Meltzer served as Executive Vice Chairman and Chief Executive Officer of Gadot Chemicals & Shipping Group from 2009 to 2014. Prior to that, Mr. Meltzer served as Chief Executive Officer of Africa-Israel Ltd. from 2006 to 2007 and President and Chief Executive Officer of Netafim Ltd. from 2001 to 2006. Mr. Meltzer also served as Chief Executive Officer of Creo Scitex from 1996 to 2001. Mr. Meltzer serves as a director of Turpaz Industries Ltd. (TASE), Eltek Ltd. (NASDAQ) and Hadasit Bio Holdings Ltd. (TASE) as well as a director and chairman of a number of private companies.

Compensation of Director Nominees

If elected at the Meeting, each of the director nominees shall be entitled to the same cash compensation currently paid to our non-executive directors of $43,000 per annum plus an additional annual fee for service on a Board committee of $9,000 per each committee (or $18,000 for the chairperson of a committee), paid in four equal, quarterly installments. If they are elected as directors at the Meeting, the approval of the election of such director nominees will be deemed to be an approval of the foregoing cash compensation. We previously entered into directorship agreements with certain of our directors in connection with their initial nomination to our Board of Directors. There are currently no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our Company; however, we do have an agreement with Mr. Erez Meltzer, our Chief Executive Officer and Acting Chairman, providing for certain benefits upon termination of his service as Chief Executive Officer (but not as our chairperson).

Proposed Resolutions

The shareholders are being asked to re-elect each of Dan Suesskind and Michael Jackman as Class III directors for a term to expire at the 2029 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law. Each director nominee shall be voted on separately, via adoption of the following resolutions:

(a)	“RESOLVED, that the re-election to serve as a director of Nano-X Imaging Ltd. (“Nanox”) of Dan Suesskind until the 2029 annual general meeting of Nanox’s shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects”

(b)	“RESOLVED, that the re-election to serve as a director of Nanox of Michael Jackman until the 2029 annual general meeting of Nanox’s shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects”

Approval Required

The approval of the reelection of each of the above director nominees requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the re-election of that director nominee (which excludes abstentions and broker non-votes).

Board Recommendation

Our Board of Directors recommends a vote “FOR” the re-election of each of Dan Suesskind and Michael Jackman as a Class III director for a term to expire at the 2029 annual general meeting of shareholders.

PROPOSAL 2
APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION TO INCREASE AUTHORIZED SHARE CAPITAL

Background

Under our amended and restated Articles of Association, our current authorized share capital is NIS 1,000,000, consisting of 100,000,000 ordinary shares, par value NIS 0.01 per share. The Board of Directors believes that increasing the authorized share capital is advisable and in the best interests of the Company and its shareholders because it would provide additional flexibility to pursue strategic and corporate opportunities, support equity compensation and help maintain compliance with applicable Nasdaq listing requirements.

The Board has approved and recommends that shareholders approve an amendment to the Articles to increase the authorized share capital by NIS 500,000, consisting of 50,000,000 additional ordinary shares, par value NIS 0.01 per share. Following the amendment, the total authorized share capital would be NIS 1,500,000, consisting of 150,000,000 ordinary shares, par value NIS 0.01 per share.

Purposes of the Proposed Increase to Authorized Share Capital and Effect of Shareholder Approval

Our proposed increased authorized share capital is needed to support our ongoing operations as a company operating in the healthcare imaging and health information technology industries. Besides enabling the issuance of additional ordinary shares in prospective financing transactions (expected types of financing transactions are described under “Financing Our Operations” below), we may also issue shares for other purposes that support our Company’s growth, including strategic transactions, equity compensation, general corporate purposes, or maintenance of compliance with the Nasdaq listing requirements, as described below:

Financing Our Operations. Among operations-related uses for additional authorized share capital, the issuance and sale of ordinary shares and/or ordinary share-based equity securities (such as pre-funded warrants or ordinary warrants) in financing transactions is perhaps the most essential use, as it enables us to continue to finance our ongoing operations, for which we expect to continue to incur significant costs. As reported previously, our management expects that our cash and cash equivalents, and deposits as of March 31, 2026, were not sufficient to support our operations under our current operating plans for at least one year from the August 5, 2026 date of our recent registered direct offering. Those factors raise substantial doubt as to our ability to continue as a going concern. In order to improve that situation, we expect that in the near-term to mid-term future, our financing transactions may consist of ordinary course and extraordinary financing transactions, including some or all of the following types of transactions:

●	Ongoing sales of newly issued ordinary shares pursuant to our Controlled Equity OfferingSM Sales Agreement, dated as of June 7, 2024 with Cantor Fitzgerald & Co. and Mizuho Securities USA LLC, pursuant to which we may sell up to $53,900,000 (out of the original amount of $100,000,000 that was authorized for offer and sale) of our ordinary shares under our shelf registration statement on Form S-3 (SEC file number 333-294302) and related prospectus supplement in an at-the-market offering (the “ATM”) program.

●	Potential registered direct or broader public offerings of ordinary shares and/or pre-funded warrants and, to the extent necessary, ordinary warrants, including offerings similar to the registered direct offering that we completed on August 7, 2026, in which we raised $8.0 million of gross proceeds;

●	Exercises of warrants, whether currently outstanding or to be issued in future public offerings or private placements, including induced warrant exercise transactions when market conditions permit; and

●	Potential debt financing, which could involve the issuance of ordinary shares.

Strategic Transactions. The Company regularly evaluates potential strategic transactions, including mergers, acquisitions, in-licensing arrangements, joint ventures, research collaborations and other strategic partnerships. In these transactions, the ability to issue ordinary shares or equity-linked securities as full or partial consideration may be important to the Company’s negotiating position. The proposed increase would provide the Company with flexibility to use ordinary shares as consideration for strategic transactions that the Board determines to be in the best interests of the Company and its shareholders.

Equity Compensation. Additional authorized shares would provide the Company with capacity to issue ordinary shares upon the exercise or settlement of equity awards, including the equity grants described in Proposal 3, and to support future grants under applicable equity compensation arrangements. Maintaining this capacity can help the Company attract, retain and motivate directors, officers, employees and other service providers.

Corporate Flexibility and General Corporate Purposes. The Board believes it is in the best interests of the Company and its shareholders to have additional authorized ordinary shares available for proper corporate purposes that may arise from time to time, without the expense and delay of convening a shareholder meeting for each proposed issuance or other corporate action. The additional shares could be used for financing transactions, working capital, investments, strategic relationships or other lawful corporate purposes.

Compliance with Nasdaq Listing Requirements. As a company whose ordinary shares are listed on the Nasdaq Global Market, the Company must satisfy Nasdaq’s continued listing requirements on an ongoing basis. Maintaining sufficient authorized shares may enable the Company, if necessary, to undertake equity issuances or other remedial actions to strengthen its balance sheet, increase shareholders’ equity or otherwise support continued compliance with applicable Nasdaq requirements.

Depletion of Remaining Authorized, Available Share Capital

While the above-described needs for authorized share capital are plentiful, our current reserves of available share capital are too small. Out of the 100,000,000 currently authorized ordinary shares, 78,588,638 ordinary shares were issued and outstanding as of August 12, 2026 (following the consummation of our registered direct offering on August 7, 2026, and following the exercise in full of the 4,300,000 pre-funded warrants sold in that offering), and additional authorized but unissued shares may be issued pursuant to various commitments and financing arrangements, including outstanding warrants, our equity incentive plan, our ATM program and potential registered direct offerings or public offerings.

Our current lack of available, unissued share capital— if not resolved via an increase in authorized share capital— may constrain our ability to finance our operations and pursue our operational goals. The Board believes that the proposed increase of 50 million additional authorized ordinary shares for which we seek approval at the meeting represents the estimated minimum level needed to enable us to maintain Nasdaq listing compliance, while continuing to progress with our clinical program and potential complementary opportunities, for the creation of shareholder value, in the upcoming near-term to mid-term periods. Even for the above-listed commitments and financing plans for which we have allocated ordinary shares, we may not maximize the related potential benefits without additional share capital to be allocated to them.

Effects of Increase in Authorized Share Capital

Following approval of the proposed amendment, the Company’s authorized share capital would be NIS 1,500,000 divided into 150,000,000 ordinary shares of NIS 0.01 par value per share. Any additional ordinary shares issued from the increased authorization would be part of the Company’s existing class of ordinary shares and would have the same rights and privileges as the currently outstanding ordinary shares. Subject to applicable law, the Nasdaq listing rules, the Articles and any required shareholder approval, the Board generally would be able to determine the timing, amount and terms of future issuances without convening a separate shareholder meeting for each issuance.

Risks Related to the Proposed Increase in Authorized Share Capital

While our Board of Directors believes that an increase in our authorized share capital is in the best interest of our shareholders, our shareholders should nevertheless be aware of the following accompanying risks:

●	Dilution of Existing Shareholders. Issuances of additional ordinary shares could dilute the percentage ownership and voting power of existing shareholders and could reduce earnings per share and book value per share. The extent of dilution would depend on the number of shares issued, the price at which they are issued and the circumstances of the issuance.

●	Board Discretion Over Future Issuances. If approved, the Board may have authority, subject to applicable law, Nasdaq rules and the Articles, to issue additional ordinary shares or securities convertible into or exercisable for ordinary shares without further shareholder approval in many circumstances. The Board may determine the timing, amount and terms of an issuance, including the price and the persons or entities to whom shares are issued.

●	Potential Issuance at Below-Market Prices. The Board may authorize issuances at prices below the then-prevailing market price, including in connection with private placements, strategic transactions or equity compensation awards. An issuance at a discount could cause immediate economic dilution and exert downward pressure on the trading price of the ordinary shares.

●	Potential Anti-Takeover Effects. Although the proposed increase is not being proposed for an anti-takeover purpose, the availability of additional authorized but unissued ordinary shares could, in some circumstances, make an unsolicited merger, tender offer, proxy contest or other change-of-control transaction more difficult. The Board could issue shares to persons or entities that support the then-current Board’s position, which could dilute parties seeking to obtain control of the Company.

●	Adverse Market Impact. Approval of the proposal, even without an immediate issuance, could negatively affect the market price of the ordinary shares if investors perceive the increase as a signal of significant future equity issuances. Any substantial issuance could create additional downward pressure on the trading price.

●	Uncertainty as to Use of Additional Authorized Shares. Other than as described in this Proxy Statement, the Company is not asking shareholders to approve any specific issuance of the additional shares. Shareholders therefore will not know the specific terms, timing or purposes for which the shares may ultimately be issued, and there can be no assurance that any future use will generate value for the Company or its shareholders.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve an amendment to the Articles to increase the authorized share capital of the Company by NIS 500,000, consisting of 50,000,000 ordinary shares of NIS 0.01 par value per share, such that the total authorized share capital of the Company will be NIS 1,500,000 divided into 150,000,000 ordinary shares of NIS 0.01 par value per share.”

Required Vote

Approval of the amendment to increase the authorized share capital requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, excluding abstentions and broker non-votes.

Board Recommendation

Our Board of Directors unanimously recommends a vote “FOR” the foregoing resolution approving the amendment to the Articles to increase the authorized share capital of the Company by NIS 500,000 to NIS 1,500,000, divided into 150,000,000 ordinary shares of NIS 0.01 par value per share.

PROPOSAL 3
APPROVAL OF TWO EQUITY GRANTS TO EREZ MELTZER, CHIEF EXECUTIVE OFFICER

Background

The Compensation Committee of our Board of Directors, followed by the Board of Directors itself, have reviewed and approved two equity grants to our Acting Chairman and Chief Executive Officer, Mr. Erez Meltzer, in his capacity as the Company’s Chief Executive Officer. Mr. Meltzer does not receive any compensation for his role as Acting Chairman. The Board of Directors believes that the grants would align Mr. Meltzer’s interests with those of the Company’s shareholders, support retention and motivation, and provide an appropriate incentive for continued performance and long-term value creation. The Compensation Committee and the Board have recommended that the shareholders approve the grants in accordance with the Companies Law.

Description of Equity Grants

Subject to shareholder approval, the Company proposes to grant to Mr. Meltzer two grants of 263,158 and 28,283 RSUs, the vesting of which would commence on February 5, 2026 and August 13, 2026, respectively (the respective “grant dates”— i.e., the dates of the approval of each such grant by the Board). The final terms of the grants will be documented in the applicable award agreements and will remain subject to the Company’s 2019 Equity Incentive Plan. The first such grant reflects a grant date value of $600,000, based on the closing price per underlying ordinary share of $2.28 as of the date of the February 5, 2026 Board meeting approving the grant. The second such grant reflects a grant date value of $28,000, based on the closing price per underlying ordinary share of $0.99 as of the grant date of August 13, 2026 (i.e., the date of the Board meeting approving the grant).

The 263,158 RSUs constituting the February 5, 2026 grant will vest and settle for underlying ordinary shares in accordance with the following schedule:

●	50% of the RSUs will vest on the 12-month anniversary of the grant date; and

●	the remaining 50% of the RSUs will vest on the 24-month as of grant date,

subject, as of each vesting date, to Mr. Meltzer’s continued service for our Company.

The 28,283 RSUs constituting the August 13, 2026 grant will vest over a period of two (2) years from the grant date, in four (4) equal installments, such that twenty-five percent (25%) of the RSUs will vest every six (6) months following the grant date, subject to Mr. Meltzer’s continued service for our Company through each applicable vesting date.

Existing Dilution Under Equity Incentive Plan

The grants approved by our Board to our Acting Chairman and Chief Executive Officer—for which we seek our shareholders’ approval at the Meeting— are part of our equity compensation program, for which we utilize our 2019 Equity Incentive Plan. The purpose of that program is to provide an incentive to any of our and our affiliates’ employees, directors, officers, consultants, advisors and any other person or entity who provides services to us, to continue as service providers, to increase their efforts on our and our affiliates’ behalf and to promote our success, by providing such persons with opportunities to acquire a proprietary interest in us.

As of the date of this Proxy Statement, our total pool of 6,833,389 ordinary shares reserved for issuance under the 2019 Equity Incentive Plan—including both (i) shares underlying outstanding options and RSUs, and (ii) shares available for future grants (which pool includes the grants to the Acting Chairman and Chief Executive Officer that are subject to approval at the Meeting) constitutes approximately 7.2% of our outstanding share capital on a fully diluted basis (95,564,885 ordinary shares). This percentage falls well within the limit of 10% dilution for equity incentive compensation (on a fully diluted basis) that is favored by institutional shareholder groups, and which we aim to follow.

Israeli Companies Law Requirements

The Companies Law addresses transactions between a public company and an office holder, including the chief executive officer and/or a director, concerning the terms of office or employment, including cash compensation and equity-based awards. In the case of each of the chief executive officer and a director, approval is required from the compensation committee and the board of directors (in that order), followed by shareholder approval. The proposed grants to our Acting Chairman and Chief Executive Officer, Erez Meltzer, are being submitted to shareholders to satisfy that requirement for shareholder approval. The proposed grants are within the scope of our compensation policy for directors and officers.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the grant to Mr. Erez Meltzer, in his capacity as Chief Executive Officer of the Company, of two grants of 263,158 and 28,283 restricted share units, as detailed in the Proxy Statement, dated August 18, 2026.”

Required Vote

Approval of Proposal 3 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, excluding abstentions and broker non-votes.

Board Recommendation

Our Board of Directors unanimously recommends a vote “FOR” the foregoing resolution approving the two equity grants of RSUs to Mr. Erez Meltzer.

PROPOSAL 4
RE-APPOINTMENT OF KESSELMAN & KESSELMAN (PWC ISRAEL)
AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2026 AND AUTHORIZATION OF THE SETTING OF THEIR COMPENSATION

Background

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accountants for the fiscal year ending December 31, 2026 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors. Shareholders will also be asked to authorize the Board of Directors or the Audit Committee thereof to fix the compensation of Kesselman & Kesselman in accordance with the volume and nature of their services.

Auditor Fees Pre-Approval Policy

In accordance with the rules of the SEC, Israeli law and our Articles of Association, our Audit Committee pre-approves and recommends to the Board, and our Board of Directors approves, the compensation of Kesselman & Kesselman for audit and other services in accordance with the volume and nature of their services.

Auditor Fees for Last Two Fiscal Years

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, our independent registered public accounting firm, for the last two fiscal years:

	Year Ended December 31,
	2025	2024
Audit Fees(1)	$591,013	$605,121
Audit-Related Fees(2)	4,000	2,396
Tax Fees(3)	6,461	8,541
All Other Fees(4)	-	-
Total	$601,474	$616,058

(1)	“Audit Fees” represents the aggregate fees billed or accrued for the interim reviews and audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	“Audit-Related Fees” represents the aggregate fees billed or accrued for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

(3)	“Tax Fees” represents the aggregate fees billed or accrued for professional tax services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	“All Other Fees” represents the aggregate fees billed or accrued for services rendered by our independent registered public accounting firm other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting pursuant to this Proposal 4:

“RESOLVED, to re-appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board or the Audit Committee thereof to fix such accounting firm’s annual compensation.”

Vote Required

Approval of the re-appointment of our independent auditors and the authorization of the Board or the Audit Committee to approve their compensation requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, excluding abstentions and broker non-votes.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the foregoing resolution re-appointing our independent auditors and the authorization of the Board or the Audit Committee thereof to fix the auditors’ compensation.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

The Board has approved, and is presenting to the shareholders for review and discussion at the Meeting, the Company’s annual audited consolidated statements of financial position as of December 31, 2025 and the Company’s audited consolidated statements of profit or loss for the year then ended. The audited financial statements of the Company for the fiscal year ended December 31, 2025 comprise a part of the Annual Report, which was filed with the SEC on April 30, 2026 and is available at the SEC’s website, www.sec.gov, and at the Investor Relations section of our website, https://investors.nanox.vision/financials/sec-filings. Neither these websites nor the audited financial statements form part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting, but no vote will be held with respect to this matter.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

OTHER MATTERS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

/s/ Erez Meltzer
Acting Chairman of the Board of Directors

August 18, 2026